Corficolombiana
NIt 890.300.653-6

FILE No. 82343/

RECEIVED
2007 SEP 18 A 10:46

SUPPL

07026725

Cali, September 07, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Representation of Shareholders (Res. 116 dated February 227/2002).
   Corficolombiana is hereby informing about the control procedures established on Resolution 116 of 2002, related to the General Assembly Meeting of Common Shareholders to be held on August 31, 2007."

2. Profit or Loss Project approved by the Assembly Meeting
   Please find attached Dividend Distribution Project approved by the General Assembly Meeting today.

3. Extraordinary Assembly Meetings
   Please find attached service to the Shareholders´ Extraordinary Assembly Meetings, published today on "El Pais and La Republica newspapers."

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

9/19

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RECEIVED
2007 SEP 19 A 10:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, September 07, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Representation of Shareholders (Res. 116 dated February 227/2002).
   Corficolombiana is hereby informing about the control procedures established on Resolution 116 of 2002, related to the General Assembly Meeting of Common Shareholders to be held on August 31, 2007."

2. Profit or Loss Project approved by the Assembly Meeting
   Please find attached Dividend Distribution Project approved by the General Assembly Meeting today.

3. Extraordinary Assembly Meetings
   Please find attached service to the Shareholders´ Extraordinary Assembly Meetings, published today on "El Pais and La Republica newspapers."

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RECEIVED
2007 SEP 19 A 10:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 1

Representation of Shareholders (Res. 116 dated February 227/2002).
Corficolombiana is hereby informing about the control procedures established on Resolution 116 of 2002, related to the General Assembly Meeting of Common Shareholders to be held on August 31, 2007."

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

Bogota D.C., August 15, 2007.

JEANNETTE FORIGUA ROJAS
Delegate Superintendent for Issuers
SUPERINTENDENCIA FINANCIERA DE COLOMBIA
Bogota D.C.

Ref. 02-11 Corporacion Financiera Colombiana
773 Informative Correspondence
31 Remittance of Information
No annexes

Dear Mrs. Forigua:

Pursuant to Resolution 116 of 2002, hereby I am informing that for the General Assembly Meeting of Common shareholders of Corporacion Financiera Colombiana S.A., to be held on August 31, 2007, the management recommended the official responsible to verify the compliance of the control procedures established by the said resolution, and accepted on the Application Regulation of the same resolution by the CFC´s Board of Directors in its March 18th, 2002 meeting, to adopt the appropriate measures in order to guarantee the effective participation of the Assembly´s shareholders, avoiding any behavior that does not adhere to articles 184 and 185 of the Commerce Code, and article 23 of Law 222 of 1995.

For this purpose CFC reminded the officials on the compliance of provisions of Resolution 116 of 2002 and the "APPLICATION REGULATION OF RESOLUTON 116", by issuing an internal circular letter.

Best regards,

ALEJANDRO FIGUEROA JARAMILLO
President of the Board of Directors Meeting
Held on August 15th, 2007.

FILE No. 823437

Corficolombiana
Nit. 890.300.653-6

Bogotá D.C., Agosto 15 de 2007.

A la Doctora
JEANNETTE FORIGUA ROJAS
Superintendente Delegado para Emisores
SUPERINTENDENCIA FINANCIERA DE COLOMBIA
Bogotá D. C.

Ref:
02-11 Corporación Financiera Colombiana
773 Correspondencia Informativa
31 Remisión de Información
Sin Anexos

Respetada Dra.Forigua:

Atendiendo lo dispuesto en la Resolución 116 de 2002, me permito informarle que para la reunión ordinaria de la Asamblea General de Accionistas de la Corporación Financiera Colombiana S.A., que tendrá lugar el día 31 de Agosto de 2007, la administración recomendó al funcionario responsable de la verificación del cumplimiento de los procedimientos de control establecidos por esta resolución, y acogidos en el Reglamento de Aplicación de la misma resolución por la Junta Directiva de la Corporación en sesión del 18 de marzo de 2002, adoptar las medidas apropiadas para garantizar la participación efectiva de los accionistas en la Asamblea, evitando las conductas que no acaten los artículos 184 y 185 del Código de Comercio, y el artículo 23 de la Ley 222 de 1995.

Para dicho fin la Corporación recordó a los funcionarios, el cumplimiento de lo previsto en la Resolución 116 de 2002 y en el "REGLAMENTO DE APLICACIÓN DE LA RESOLUCION 116", mediante la publicación de una circular interna.

Reciba un cordial saludo,

ALEJANDRO FIGUEROA JARAMILLO
Presidente de la Sesión de Junta Directiva
celebrada el 15 de agosto de 2007

FILE No. 823437

RIDER 2

Profit or Loss Project approved by the Assembly Meeting
Please find attached Dividend Distribution Project approved by the General Assembly Meeting today.

Corficolombiana
Nit 890.300.653-6

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
JANUARY - JUNE 2007

Profit before tax		$ 110,303,095,862.08
Less: tax provisions		5,040,000,000.00
Profit after tax [1]		105,263,095,862.08
To release reserve for future distributions (Non-Taxable) [2]:		31,494,307,190.39
To release reserves for future distribution (Taxable) :		158,082,846,462.15
Profit at the disposal of the Assembly :		**$ 294,840,249,514.62**
Reserve on investment valuation Dec 2336 /95	$ -	
Reserve for future distribution	$ 182,810,660,193.42	
Dividend in cash of $677,4. per share over 154.884.915 common shares and 10.496.823 non-voting preferred dividend subscribed and paid in shares as of June 30, 2007. This dividend is paid in six monthly allotments of $112.9 each, and payable within the first five days of each month as of October 1, 2007 [3].	$ 112,029,589,321.20	
EQUAL AMOUNTS	**$ 294,840,249,514.62**	**$ 294,840,249,514.62**

[1] From the profit of the first semester 2007 $87,307,939,219.9 is not taxable.

[2] This reserve is used along with the non taxed profit for dividend distribution.

[3] All the dividends to be distributed are not taxable.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

PROYECTO DE DISTRIBUCION

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
ENERO - JUNIO DE 2007

Utilidad antes de impuestos		$ 110,303,095,862.08
Menos: provisión de impuestos		5,040,000,000.00
Utilidad del ejercicio después de impuestos[1]:		105,263,095,862.08
Liberar reserva futuros repartos (No Gravable) [2]:		31,494,307,190.39
Liberar reserva futuros repartos (Gravable) :		158,082,846,462.15
Utilidad a disposición de la Asamblea :		$ 294,840,249,514.62
Reserva sobre valoración de inversiones Dec 2336 /95	$ -	
Reserva para futuros repartos	$ 182,810,660,193.42	
Dividendo en efectivo de $677,4 por acción sobre las 154.884.915 acciones ordinarias y las 10.496.823 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a junio 30 de 2007. Este dividendo se cancelará en seis cuotas mensuales de $112,9 cada una, pagaderas dentro de los cinco primeros días de cada mes a partir del 1° de octubre de 2007 [3].	$ 112,029,589,321.20	
SUMAS IGUALES	**$ 294,840,249,514.62**	**$ 294,840,249,514.62**

[1] Del total de la utilidad del primer semestre de 2007 $87,307,939,219.9 no son gravados.

[2] Esta reserva se emplearía junto con la utilidad no gravada para la distribución de dividendos.

[3] La totalidad de los dividendos a repartir no son gravados.

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RECEIVED

RIDER 3

Extraordinary Assembly Meetings
Please find attached service to the Shareholders´ Extraordinary Assembly Meetings, published today on "El Pais and La Republica newspapers."

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

Corficolombiana

Nit 890.300.653-6

THE PRESIDENT OF CORPORACION FINANCIERA COLOMBIA S.A. IS HEREBY CALLING:

The non-voting preferred dividend shareholders to the EXTRAORDINARY GENERAL ASSEMBLY MEETING OF NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS, to be held on October 1, 2007, at 2:30 p.m. at Carrera 7 No.26-20 piso 34 in the city of Bogota.

The order of the day is the following:

1. Reading of the Order of the Day
2. Quorum verification.
3. Extraordinary General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Shareholders: Attendance and Voting right.
4. Writing and approval of minute.

The Shareholders who may not personally attend the Assembly Meetings are kindly requested to appoint proxies to represent them through a written communication sent to the Corporation's President, indicating the proxy's name, the name of the individual the proxy represents, the individual to whom he may substitute his power, and the certificate of existance and legal representation, in case of corporations.

The documents required by the law shall be available to the shareholders at the Corporation´s Secretary´s Office, within fifteen days following the assembly meeting.

PEDRO NEL OSPINA SANTA MARÍA
President

Bogota, September 7, 2007

FILE No. 823437

Corficolombiana

Nit 890.300.653-6

THE PRESIDENT OF CORPORACION FINANCIERA COLOMBIANA S.A. IS HEREBY CALLING:

The common shareholders and the non-voting preferred dividend shareholders to the SHAREHOLDERS´ EXTRAORDINARY GENERAL ASSEMBLY MEETING to be held on October 1, 2007, at 3:30 p.m. at Carrera 7 No.26-20 piso 34 in the city of Bogota.

The proposed order of the day for this meeting shall be the following

1. Reading of the Order of the Day.
2. Quórum verification.
3. Appointment of a Commission to write and approve the Minute.
4. Study and approval of the Merging Agreement between Corporacion Financiera Colombiana S.A. and Proyectos de Energia S.A., and exercise of the removal right under the terms of the law..
5. Authorization by the Legal Representative to carry out all the acts and obtain all the required authorizations to formalize the merging and complete all the necessary proceedings, with full powers, for formalize it, record it and other required acts..

The Shareholders who may not personally attend the Assembly Meetings are kindly requested to appoint proxies to represent them through a written communication sent to the Corporation's President, indicating the proxy's name, the name of the individual the proxy represents, the individual to whom he may substitute his power, and the certificate of existence and legal representation, in case of corporations.

The documents required by the law shall be available to the shareholders at the Corporation´s Secretary´s Office, within fifteen days following the assembly meeting.

PEDRO NEL OSPINA SANTA MARÍA
President

Bogota, September 7, 2007

localizado 25 cadáveres, pero que 32 personas más están desaparecidas y por lo menos 52 han sido rescatadas del océano. Muchos estaban deshidratadas y se atendían en Villa Morales, Honduras, cerca de la frontera con Nicaragua.

Entrevistado por teléfono, desde la costa remota y pantanosa de la selva, el coronel hondureño Saúl Orlando Coca, dijo que oficiales estadounidenses y hondureños patrullaban el océano y la costa en botes y helicópteros, mientras soldados recorrían las playas a pie. También los aldeanos locales buscaban a los desaparecidos.

El Gobierno nicaragüense dijo que necesitaría por lo menos US$30 millones para la reconstrucción.

Unos 150.000 misquitos —descendientes de indígenas, colonos europeos y esclavos africanos— viven las islas de los arrecifes y aldeas de la selva, principalmente en la costa de Honduras y Nicaragua.

Los escombros impidieron que por lo menos una misión de rescate desembarcara en Sandy Bay, donde el ojo de Félix tocó tierra el día anterior con vientos catastróficos de 257 kilómetros por hora y una marejada proyectada de seis metros (18 pies) sobre el nivel normal de las mareas. Desde lejos, los marineros veían palmeras caídas y chozas de madera reducidas a astillas.

Ayer, Félix se había visto reducido a persistentes lluvias en el estado mexicano de Chiapas, pero los ríos crecidos y las inestables laderas de montañas impidieron que miles de personas regresasen a sus casas. Entre tanto, el huracán Henriette se debilitó sobre el desierto de Sonora.



La población de la costa Misquito perdió sus propiedades y cultivos, tras el paso del huracán Félix por Nicaragua. AFP | EL PAÍS

un producto "rompedor", y que pasará de US$599 a US$399.

Economía

Envíenos sus opiniones y sugerencias a economia@elpais.com.co

cifras del día

DÓLAR

TRM	
Hoy	Ayer
$2.166,60	$2.174,56

CASAS DE CAMBIO

promedio de compra $1.880

promedio de venta $2.050

EURO

Hoy	$2.966,72
Ayer	$2.967,40

INTERÉS (E.A.)

DTF	8,53%

UVR

Hoy	168,0861
Mañana	168,1045

CAFÉ (LIBRA)

Hoy US$	1,2337
Ayer US$	1,2487

PETRÓLEO (BARRRIL)

Hoy US$	76,30
Ayer US$	75,73

AZÚCAR (LIBRA)

Hoy US$ cent	9,37
Hoy US$ cent	9,38

METALES (GRAMOS)

Oro $	47.786
Plata $	856
Platino $	89.419

PARA REGISTRAR

CONSUMO. Entre julio del 2006 y marzo del 2007, el número de tarjetas de crédito en poder de la población saltó a 3,4 millones



Colombianos se endeudan con 'PLÁSTICO'

ABLESTOCK | El País

Las mayores facilidades de la banca y mejoramiento de la economía han contribuido a la expansión de este medio de pago. La cartera de consumo sigue creciendo a tasas elevadas. No asustan los intereses.

Por cuenta de la mejoría en el empleo y el crecimiento económico, cada vez más colom-

Cartera bruta de consumo
(en billones de pesos)

La banca sigue ganando

Por cuenta de los mayores consumos financiados y los créditos para vehículo y vivienda, el sistema financiero continúa en auge. *Los banqueros colombianos ganaron* a julio $2,21 billones.

La Superintendencia Financiera informó *ayer que las utilidades* de los establecimientos de crédito crecieron 18,46% en los al cerrar con $198.767 millones. Los activos de los bancos terminaron en $170,28 billones y el patrimonio en $21,05 billo-

aprobaron 5.400 millones de dólares para un programa de modernización que durará 10 años.

El aeropuerto tiene tres terminales de carga en un espacio de dos millones de metros cuadrados además de contar con un centro de reabastecimiento de combustible para sus aviones.

Al norte de Georgia se encuentra la ciudad de Chicago en el estado de Illinois, sede del O'Hare Airport, el cual ocupa el puesto dos en la lista de terminales aéreas más transitadas del mundo.

Con un promedio de 192 mil pasajeros al día para un total aproximado de 72.510.003 pasajeros al año, el O'Hare Airport se consolida como una de las estructuras más grandes del mundo.

Cuenta con 162 puertas de abordaje entre vuelos nacionales e internacionales y ocupa un área de 31 millones de metros cuadrados.

Los conocedores dicen que además de su tamaño, la terminal aérea de Chicago impresiona por por los operativos de monitoreo que a diario realizan las autoridades aeroportuarias.

El quinto lugar en la lista de aeropuertos de mayor tránsito lo ocupa Los Ángeles International Airport, (LAX). Con nueve terminales para pasajeros, LAX recibió más de 61 millones de personas en 2006. El aeropuerto genera 59 mil empleos y se le atribuyen ingresos por 60 mil millones de dólares para la economía de California. Mil vuelos de carga llegan a diario a la terminal.

Una de sus mayores atracciones es el restaurante Encounter, el cual tiene forma de cámara espacial y se encuentra ubicado a una altura de 21 metros sobre el suelo. La estructura ofrece parqueadero para 21 mil vehículos.

El Barajas en Madrid es el destino de la mayoría de colombianos que viajan a Europa. Con la construcción del Terminal 4 en 2006, esta base aérea duplicó su capacidad.

Javier Mantilla P.

un ramal a Zarzal- que no llega a 15.000 toneladas por mes (básicamente entre el puerto y Cali, lo demás está frenado) cuando se proyectó movilizar alrededor de 140.000 toneladas mensuales.

Tren de Occidente señala que la baja operación de la vía férrea le generó un déficit que se acerca a los 50.000 millones de pesos lo que le impide hacer nuevas inversiones.

LA REPUBLICA conoció que en reuniones realizadas en las dos últimas semanas las partes le han manifestado al Gobierno, a través del Inco, que están cerca de firmar un documento de acta de entendimiento que sería el punto de inicio de una serie de pasos y requisitos a cumplir para formalizar la cesión del contrato de concesión, trámite que es permitido.

El grupo de empresarios interesado manifiesta que no está tras las acciones de Tren de Occidente

Inversión Gobierno Nal
US$140
millones



Movimiento anual
144.000
toneladas

ni planea convertirse en su socio, sino tener la concesión por cesión, a cargo de una empresa con un nuevo nombre, que asumirá las obligaciones y contingencias necesarias.

De darse este preacuerdo el Inco dará por entendido que existe una solicitud formal de cesión del contrato de concesión y deberá evaluar, a renglón seguido, si el tomador interesado cumple con los requisitos exigidos en el pliego de condiciones del contrato que hace siete años asumió Tren de Occidente.

Al ser consultado por este diario, Miguel Bonilla, coordinador del Grupo Férreo del Inco, aclaró que esa es una negociación entre privados y que la labor del Gobierno es verificar si todos los trámites se cumplen al pie de la letra para dar el aval definitivo a la operación.

"El Gobierno y el Inco, en especial, lo ven como una salida para el despegue definitivo del proyecto siempre y cuando se cumpla con los requisitos del pliego de condiciones", aseguró.

Se desconocen detalles del posible acuerdo -que puede asemejarse al que se dio para destrabar la concesión del tren del Atlántico-, de los protagonistas interesados en asumir la concesión y del costo de la negociación (si se trata de una venta o del reconocimiento de unas inversiones realizadas en el proyecto por Tren de Occidente).

Sólo se conoció que el grupo de empresarios interesado en explotar los derechos del Tren del Pacífico sabe del asunto. Para el caso de Antioquia se trata de conocedores del tema, expertos operadores de la vía y en caso de que finalmente se de la cesión de la concesión se requerirían inversiones básicas por 22.000 millones de pesos para ejecutar en las primeras 12 semanas, destinadas a mantenimiento y recuperación de equipos.

El gerente de Tren de Occidente, Alfonso Patiño, señaló que, en efecto, hay un acercamiento con empresarios de Antioquia y Valle, pero dijo que la firma tiene en el tapete otras dos opciones (costeños y extranjeros).

"Estamos más cercanos de los empresarios regionales en un escenario de cesión, pero todavía no es concreto, ni se ha definido si se reconocerá lo que hemos invertido. De todas formas existe también la posibilidad de que el Gobierno reestructure el contrato", señaló el directivo.

Se rumora que el nuevo concesionario del tren del Pacífico estaría operando en enero de 2008.

Construcciones en el World Trade Center



BLOOMBERG

Continúan los trabajos en el World Trade Center en NY. En enero se iniciarán las obras de dos rascacielos y una tercera torre se comenzará a erigir en julio.

NEGOCIOS. En 2010 la cifra superará los US$12.500 millones

IED llegará a US$8.000 millones

Medellín

Colombia sigue seduciendo al capital multinacional. Según el ministro (e) de Comercio, Industria y Turismo, Sergio Díazgranados, el año anterior ingresaron al país 6.800 millones de dólares de inversión extranjera directa (IED) y las cuentas que se hacen para el presente ejercicio es que entrarán recursos frescos por valor de 8.000 millones de dólares.

Buena parte de estos dineros se están dirigiendo a actividades de corte tradicional, como la extracción de recursos naturales, amén de fusiones o adquisiciones de compañías, que poco valor agregado le generan a la economía doméstica.

La meta del Gobierno es propiciar un ambiente interno lo suficientemente halagador para los capitalistas, de manera que inviertan, anualmente, unos 12.500 millones de dólares hacia el año 2010.



ARCHIVO

En los últimos años, las mayor de la inversión extranjera directa se dirigió al sector petrolero.

Según el funcionario, la estrategia para ello no se apoyará en la selección de renglones ganadores y perdedores, como era la usanza clásica, sino a partir de la identificación y desarrollo de los sectores más fuertes y competitivos. Adicionalmente, se precisa hacer un gran trabajo en la formación de la mano de obra, para que esté acorde con las exigencias de corporaciones de clase internacional, algo que pasa por asuntos tan básicos como mejorar el nivel de las matemáticas en el país y el fomento del bilingüismo.

El Gobierno Nacional entiende la necesidad de remover escollos en materia de regulación, pero no sólo en el nivel central, sino también en los órdenes departamental y municipal.

(COLPRENSA)

Doing business

El 28 de noviembre se darán a conocer los resultados del estudio Doing Business del Banco Mundial. Este trabajo sirve para medir el nivel de competitividad internacional, lo fácil o complejo que es hacer negocios, su dotación en infraestructura, entre otros. El estudio analiza la competitividad de 13 ciudades, entre las cuales se destacan Medellín, Bogotá, Cali, Bucaramanga, Barranquilla, Cartagena, Santa Marta, Popayán, Manizales, Pereira, Armenia.

MINHACIENDA. Exigirán patrimonio superior a 10.000 millones de pesos

ZF no serán negocios inmobiliarios: Zuluaga

Henry Plazas Figueroa*
hplazas@larepublica.com.co
Medellín

No queremos que las zonas francas se creen para valorizar terrenos o que se vuelvan un negocio inmobiliario. La afirmación la hizo el ministro de Hacienda, Óscar Iván Zuluaga, ante más de trescientos exportadores del país reunidos en su encuentro anual en Medellín, tras anunciar que su cartera prepara un decreto para hacer ajustes a la reglamentación de estos parques industriales.

El funcionario aseveró que se creará un comité interistitucional que será el encargado de aprobar el Plan Maestro y dará los conceptos sobre la viabilidad de las zonas francas permanentes.

Adicionalmente, se creará la figura del inversionista, una sociedad anónima que deberá presentar la solicitud y cuyo patrimonio mínimo de operación deberá ser de 10.000 millones de pesos.

Entre las modificaciones planteadas por el Gobierno están que las zonas francas no puedan operar en un espacio de menos de 50 hectáreas. No obstante, el inversionista contará con tres años para desarrollar 50 por ciento de la infraestructura básica.

"Queremos zonas que desarrollen industrial y comercialmente al país y que se vuelvan generadoras de empleo y estos ajustes se hacen necesarios para continuar incentivando la generación de empleo en el país", expresó el ministro Zuluaga.

El funcionario explicó a los empresarios que estas zonas estarán blindadas contra la competencia ductores nacionales. "Que no se vaya a montar una competencia fácil por cuenta de unos estímulos tributarios. Queremos blindarlas con un mínimo de condiciones que cumplan el propósito para lo que fueron diseñadas", añadió.

A las zonas francas permanentes especiales no se les exigirá un área mínima para su operación, al margen de que el operador deberá en menos de tres años realizar inversiones por 65.000 millones de pesos y generar 150 empleos directos y formales a la puesta en marcha del proyecto.

En este caso, en el primer año se deberá haber ejecutado el cien por ciento de la infraestructura básica y las empresas que tomen asiento en el lugar e inviertan como mínimo 250 millones de dólares y dupliquen su producción podrán acceder a una tarifa de 15 por ciento del impuesto a la renta.

"Se prohíbe expresamente la declaratoria de existencia de zona franca a las sociedades que presten servicios públicos domiciliarios, servicios financieros, y actividades en el marco de contratos estatales de concesión", es otro de los puntos que contempla la nueva reglamentación.

En días pasados los empresarios y gremios protestaron por la falta incluso, se dijo que esto podría frenar el interés de compañías en instalarse en las zonas francas.

Segunda vivienda

Si usted es un rentista o pensionado extranjero, o es un nacional que se pensionó en el exterior, vaya preparándose, porque el Gobierno pondrá la próxima semana a consideración del Congreso un proyecto de ley que busca conceder diversos alivios fiscales para el desarrollo del mercado de la segunda vivienda.

El ministro de Hacienda, durante su intervención en el Congreso de Analdex, dijo que "la segunda vivienda puede ser adquirida por ciudadanos nacionales o extranjeros, con el objeto de residir temporalmente con fines de descanso, disfrutar diversas temporadas al año o con miras en el futuro de hacer un sitio de retiro o jubilación, o por rentistas que ven una rentable y segura alternativa de inversión".

Para el gerente de la Lonja de Propiedad Raíz de Medellín y Antioquia, Jorge Mario Ángel Arbeláez, la iniciativa es positiva porque pondrá a Colombia a competir con Costa Rica y Panamá en la atracción de pensionados, especialmente norteamericanos.

Asímismo, advierte que aunque una gran parte de los proyectos se podrían desarrollar en el Caribe, también hay que considerar iniciativas al interior del país.

*Con colaboración de Colprensa

Nada de aumento en el salario de los empleados estatales

El ministro de Hacienda, Óscar Iván Zuluaga, descartó el reajuste en los salarios de los trabajadores estatales. Sus razones: no hay espacio fiscal para ello; los aumentos se hacen con base en la inflación causada y el año no ha terminado; además, el IPC fue del 6,77 por ciento en mayo y en agosto ya estaba en 5,22 por ciento.

50 HECTÁREAS
SERÁ EL ESPACIO MÍNIMO PARA CONSTRUIR UN PARQUE EMPRESARIAL, SEGÚN LOS CAMBIOS.

TRANSPORTE. Se destaca terminal de Chicago

Aeropuerto de Atlanta, el de mayor tránsito


Aeropuerto Hartsfield-Jackson

Pasajeros anuales	85.907.423	Ingresos al año	289*
Terminales	6	Aerolíneas comerciales	32
Puertas de abordaje	179	Aerolíneas de carga	19
Vuelos anuales	977.000	Área	5.8**

Fuente: www.atlanta-airport.com / *millones de dólares / **millones de metros cuadrados

Bogotá

Tres aeropuertos en los Estados Unidos figuran en el top cinco de las terminales aéreas que más pasajeros reciben al año en el mundo: Hartsfield-Jackson Airport en Atlanta, O'Hare Airport en Chicago y Los Ángeles Internacional Airport (LAX) en California. El aeropuerto Hartsfield-Jackson en Atlanta, Georgia, con un promedio 85.907.423 pasajeros al año, tiene el título de la terminal aérea con más tráfico en el mundo.

Según la página virtual del aeropuerto, el Hartsfield-Jackson cuenta con 179 puertas de abordaje y ha sido por mucho tiempo un sitio de conexión para millones de viajeros que se dirigen a otros

EXECUTIVE SUMMARY

World's busiest airports

Three airports in the United States make the top five busiest passenger terminals in the world: The Hartsfield-Jackson Airport in Atlanta, The O'Hare Airport in Chicago, and Los Angeles International Airport (LAX) in Los Angeles. Over 85 million passengers travel through Hartsfield Airport each



El Tren del Pacífico lleva más de tres años en crisis financiera por la baja operación que se registra en el tramo rehabilitado entre Buenaventura y La Tebaida.

ARCHIVO

FÉRREO. En medio de reservas, avanza la negociación

Empresarios vallunos y antioqueños, tras el tren del Pacífico

Teresita Celis Agudelo
tcelis@larepublica.com.co
Pereira

Empresarios antioqueños y vallunos podrían quedarse con la operación de la concesión del tren del Pacífico.

Desde hace varios meses en medio de reservas y a la par de un estudio realizado por dos bancas de inversión contratadas por el Gobierno Nacional y la firma Tren de Occidente -constructor y operador del trayecto Buenaventura – La Felisa (Caldas)- para determinar la viabilidad técnica y financiera de la concesión, un grupo de empresarios de Antioquia y Valle adelanta conversaciones con el actual concesionario.

El Gobierno Nacional está al tanto de esos acercamientos y, al parecer se acercan a un acuerdo que le permitirá a una nueva sociedad, conformada por los empresarios interesados, recibir el contrato de concesión en cesión y asumir la operación, mantenimiento y la construcción del trayecto que falta, de la línea férrea del Pacífico de 499 kilómetros.

Sería una salida para un proyecto que lleva más de tres años sumido en una severa crisis finan-

Beneficiados

Los antioqueños serían los más interesados en que la red férrea entre a Buenaventura y La Felisa se desarrolle. Antioquia necesita salir al Pacífico y aunque se encuentra en medio de dos concesiones férreas, la del Atlántico que va desde Santa Marta hasta Envigado y la del Pacífico que va desde Buenaventura hasta La Felisa, existe un espacio de 190 kilómetros -la mayor parte en Antioquia- que no fue tenido en cuenta cuando se desarrollaron dichas concesiones. El trayecto La Felisa – Envigado tiene un costo aproximado de 140 millones de dólares, proyecta mover 1.5 millones de toneladas al año y sin la red del pacífico la concesión entre la Felisa y Envigado tampoco tiene sentido.

Datos clave del proyecto

Trayecto total
499 km
entre Buenaventura y La Felisa (Caldas)



Trayecto construido
380 km
B/ventura y La Tebaida con ramal hacia Zarzal

$50.000 MILLONES
ES EL DÉFICIT QUE TIENE EL CONCESIONARIO TREN DE OCCIDENTE POR LA OPERACIÓN DE LA VÍA FÉRREA

en operación ferroviaria y en mantenimiento de vías férreas. Los Vallunos, por su parte, son generadores de carga disponible para usar el tren.

También se sabe que el grupo contrató por cuenta propia una banca de inversión para determinar la viabilidad del proyecto, el análisis financiero, inventario de obras y equipos, estudio de merca-

BEST AVAILABLE COPY

Fiduciaria de Occidente S.A.

(Publicación autorizada por la Superintendencia Financiera de Colombia)
CIRCULAR EXTERNA [illegible] DE [illegible]
(Millones de Pesos)

BALANCE GENERAL COMPARATIVO A 30 DE JUNIO DE 2007

ACTIVO

	A: [illegible] Día/Mes/Año		A: 31/12/2006 Día/Mes/Año	
DISPONIBLE		[illegible]		[illegible],7
INVERSIONES		[illegible]		[illegible]
Inversiones Negociables en Títulos de Deuda	5.792,3		[illegible],3	
Inversiones para Mantener Hasta el Vencimiento	[illegible]		348,1	
Inversiones Disponibles para la Venta en Títulos Participativos	[illegible]		[illegible],4	
Derechos de Recompra de Inversiones	3.006,9		10.361,4	
Menos: Provisión	(19,1)		(16,0)	
DERIVADOS				
Derechos	1.104,9			
Obligaciones	1.104,9			
CUENTAS POR COBRAR		4.[illegible],7		[illegible]
Comisiones y Honorarios	3.[illegible],1		3.[illegible]	
Pago por Cuenta de Clientes	14,5		37,9	
Otras	1.782,9		1.313,7	
Menos: Provisión	(1.[illegible])		(1.[illegible])	
PROPIEDADES Y EQUIPO		[illegible]		[illegible]
Terrenos, Edificios y Construcciones en Curso	7.[illegible]		7.[illegible]	
Equipo, Muebles y Enseres de Oficina	1.[illegible],1		1.407,9	
Equipo de Computación	[illegible],1		1.[illegible]	
Otros	[illegible],5		[illegible],5	
Menos: Depreciación y Amortización Acumulada	([illegible])		([illegible])	
OTROS ACTIVOS		[illegible]		[illegible],1
Gastos Anticipados y Cargos Diferidos	[illegible]		706,1	
Otros	4.[illegible]		3.[illegible]	
VALORIZACIONES		7.[illegible]		[illegible]
Inversiones Disponibles para la Venta en Títulos Participativos de baja o mínima bursatilidad o sin cotización en bolsa	[illegible],1		[illegible]	
Propiedades y Equipo	1.[illegible]		1.911,7	
TOTAL ACTIVO DEL FIDUCIARIO		[illegible]		[illegible]

PASIVO Y PATRIMONIO

	A: [illegible] Día/Mes/Año		A: 31/12/2006 Día/Mes/Año	
COMPROMISOS DE RECOMPRA INVERSIONES NEGOCIADAS		3.[illegible]		[illegible]
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS				[illegible]
CUENTAS POR PAGAR		[illegible]		[illegible]
Impuestos	[illegible]		[illegible]	
Impuesto a las ventas por pagar	[illegible]		[illegible]	
Proveedores	[illegible]		[illegible],7	
Retenciones y Aportes Laborales	[illegible]		[illegible]	
Otras	2.[illegible]		1.611,3	
OTROS PASIVOS		[illegible]		[illegible],4
Obligaciones Laborales Consolidadas	[illegible]		[illegible],4	
Ingresos Anticipados	118,8		108,7	
Otros	[illegible],2		[illegible]	
PASIVOS ESTIMADOS Y PROVISIONES		1.[illegible]		[illegible]
Impuestos	1.[illegible],1			
Otros	[illegible],1		[illegible]	
TOTAL PASIVO EXTERNO		[illegible]		14.[illegible]
TOTAL PASIVO DEL FIDUCIARIO		[illegible]		14.[illegible]
PATRIMONIO		[illegible],1		[illegible]
CAPITAL SOCIAL		12.672,4		12.672,4
Número de Acciones	12.672.[illegible]		12.672.[illegible]	
Valor Nominal de cada acción	1.000,0		1.000,0	
RESERVAS		[illegible],4		[illegible]
Reserva Legal	[illegible],7		[illegible]	
Apropiación Utilidades	[illegible]		[illegible]	
Prima en Colocación de Acciones	10.[illegible],7		10.[illegible],7	
Reservas Estatutarias y Ocasionales	1.301,7		1.301,7	
SUPERAVIT		7.[illegible]		[illegible]
Valorizaciones	7.[illegible]		[illegible]	
UTILIDAD (PERDIDA) DEL EJERCICIO		[illegible]		7.[illegible]
TOTAL PASIVO Y PATRIMONIO DEL FIDUCIARIO		[illegible]		[illegible]

CUENTAS CONTINGENTES Y DE ORDEN

CUENTAS DE ORDEN DEUDORAS	180.175,2	72.758,9
CUENTAS DE ORDEN ACREEDORAS POR CONTRA	1[illegible]	102.788,5
TOTAL CUENTAS CONTINGENTES Y DE ORDEN	[illegible]	[illegible],4

CUENTAS DE ORDEN DEUDORAS POR CONTRA	[illegible]	72.758,9
CUENTAS DE ORDEN ACREEDORAS	[illegible]	102.788,5
TOTAL CUENTAS CONTINGENTES Y DE ORDEN	[illegible]	[illegible],4

CUENTAS FIDUCIARIAS A 30 DE JUNIO DE 2007

ACTIVO EN FIDEICOMISO	FIDEICOMISO DE INVERSION (Sin F.C.O)	FONDO COMUN ORDINARIO	FIDEICOMISO INMOBILIARIO	FIDEICOMISO DE ADMON.	OTROS FIDEICOMISOS
DISPONIBLE	[illegible]	[illegible]	774,7	[illegible]	[illegible]
PACTOS DE REVENTA	[illegible]				
INVERSIONES	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Inversiones Negociables en Títulos de Deuda	[illegible]	[illegible]		[illegible]	[illegible]
Inversiones Negociables en Títulos Participativos			[illegible]	[illegible]	[illegible]
Inversiones para Mantener Hasta el Vencimiento	[illegible]	[illegible]		[illegible]	[illegible]
Inversiones Disponibles para la Venta en Títulos de Deuda				[illegible]	[illegible]
Inversiones Disponibles para la Venta en Títulos Participativos				[illegible]	
Derechos de Recompra de Inversiones	[illegible]				
Menos Provisión				[illegible]	[illegible]
CARTERA DE CREDITOS					
Créditos de Consumo, Garantía Idónea				[illegible]	[illegible]
Menos: Provisión				[illegible]	[illegible]
Créditos Comerciales, Garantía Idónea				[illegible]	[illegible]
Menos: Provisión				[illegible]	[illegible]
DERIVADOS	[illegible]	[illegible]			
Derechos	[illegible]	[illegible]		[illegible]	
Obligaciones	[illegible]	[illegible]		[illegible]	
CUENTAS POR COBRAR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Otras	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Menos: Provisión			[illegible]	[illegible]	[illegible]
BIENES RECIBIDOS EN PAGO	[illegible]		[illegible]	[illegible]	[illegible]
Otros	[illegible]		[illegible]	[illegible]	[illegible]
Menos: Provisión	[illegible]			[illegible]	[illegible]
PROPIEDADES Y EQUIPO			[illegible]	[illegible]	[illegible]
Otros			[illegible]	[illegible]	[illegible]
Menos: Depreciación Acumulada				[illegible]	[illegible]
Menos: Provisión				[illegible]	[illegible]
OTROS ACTIVOS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Otros	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Menos: Provisión				[illegible]	
VALORIZACIONES				[illegible]	[illegible]
Inversiones Disponibles para la Venta en Títulos Participativos de baja o mínima bursatilidad o sin cotización en bolsa				[illegible]	[illegible]
Propiedades y Equipo				11.909,0	[illegible]
Otros				24.878,2	[illegible]
TOTAL ACTIVO DE LOS FIDEICOMISOS	103.238,5	618.998,3	946.116,1	3.846.740,7	1.332.117,8

PASIVO Y BIENES FIDEICOMITIDOS	FIDEICOMISO DE INVERSION (Sin F.C.O)	FONDO COMUN ORDINARIO	FIDEICOMISO INMOBILIARIO	FIDEICOMISO DE ADMON.	OTROS FIDEICOMISOS
PACTOS DE RECOMPRA	[illegible]			[illegible]	
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS			[illegible]	[illegible]	[illegible]
CUENTAS POR PAGAR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TITULOS DE INVERSION EN CIRCULACION				[illegible]	[illegible]
OTROS PASIVOS	[illegible]		[illegible]	[illegible]	[illegible]
PASIVOS ESTIMADOS Y PROVISIONES	[illegible]	[illegible]		[illegible]	[illegible]
TOTAL PASIVO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
BIENES FIDEICOMITIDOS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
ACREEDORES FIDUCIARIOS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Aportes en Dinero	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Aportes en Especie			[illegible]	[illegible]	[illegible]
SUPERAVIT	[illegible]		[illegible]	[illegible]	[illegible]
Ganancias o Pérdidas no Realizadas en Inversiones Disponibles para la Venta					
Valorizaciones				[illegible]	[illegible]
Revalorización de los Bienes Fideicomitidos	[illegible]		[illegible]	[illegible]	[illegible]
RESULTADOS DE EJERCICIOS ANTERIORES	[illegible]		[illegible]	[illegible]	[illegible]
RESULTADOS DEL EJERCICIO	[illegible]		[illegible]	[illegible]	[illegible]
TOTAL PASIVO Y BIENES FIDEICOMITIDOS	103.238,3	618.998,3	946.116,1	3.846.740,7	1.332.117,8

CUENTAS CONTINGENTES Y DE ORDEN DE LOS FIDEICOMISOS

	FIDEICOMISO DE INVERSION (Sin F.C.O)	FONDO COMUN ORDINARIO	FIDEICOMISO INMOBILIARIO	FIDEICOMISO DE ADMON.	OTROS FIDEICOMISOS
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA				[illegible]	
CUENTAS CONTINGENTES DEUDORAS				[illegible],1	
CUENTAS DE ORDEN DEUDORAS	3.444,3		1.222,7	1.[illegible]	[illegible],7
CUENTAS DE ORDEN ACREEDORAS POR CONTRA	[illegible],1		1.576,1	[illegible],1	1.062.127,4
TOTAL CUENTAS DE ORDEN	[illegible],4		2.798,8	1.[illegible],2	1.[illegible],1

	FIDEICOMISO DE INVERSION (Sin F.C.O)	FONDO COMUN ORDINARIO	FIDEICOMISO INMOBILIARIO	FIDEICOMISO DE ADMON.	OTROS FIDEICOMISOS
CUENTAS CONTINGENTES ACREEDORAS				[illegible]	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA				[illegible],1	
CUENTAS DE ORDEN DEUDORAS POR CONTRA	3.444,3		1.222,7	1.[illegible]	[illegible],7
CUENTAS DE ORDEN ACREEDORAS	[illegible],1		1.576,1	[illegible],1	1.062.127,4
TOTAL CUENTAS DE ORDEN	[illegible],4		2.798,8	1.[illegible],2	1.[illegible],1

UTILIDAD (PERDIDA) POR ACCION (En Pesos)	[illegible]	[illegible]

ESTADO DE RESULTADOS COMPARATIVO DEL 01-01 AL 30-06 DE 2007

	PERIODOS COMPRENDIDOS DEL 01-01 AL 30-06 DE 2007 Día/Mes		DEL 01-07 AL 31-12 DE 2006 Día/Mes/	
INGRESOS OPERACIONALES		19.046,8		18.[illegible]
Intereses	[illegible]		34,9	
Utilidad en Valoración de Inversiones Negociables en Títulos de Deuda	[illegible]		341,0	
Utilidad en Valoración de Inversiones Hasta el Vencimiento			1,6	
Comisiones y Honorarios por Negocios Fiduciarios	11.875,1		11.[illegible]	
Utilidad en Valoración de Derivados	100,3		[illegible]	
Utilidad en Venta de Inversiones	1.163,2		[illegible],7	
Otros	[illegible]		[illegible]	
GASTOS OPERACIONALES		[illegible]		[illegible]
Intereses	1,5		2,9	
Comisiones y Honorarios por Negocios Fiduciarios	1,8		[illegible]	
Pérdida en valoración de Derivados	[illegible],1		[illegible],4	
Pérdida en Venta de Inversiones	1.[illegible],1		[illegible]	
Gastos de Personal	[illegible],4		4.[illegible]	
Impuestos	[illegible],3		[illegible],4	
Otros	3.[illegible]		3.[illegible],4	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		[illegible]		10.[illegible]
PROVISIONES		[illegible]		[illegible],4
Inversiones	2,1		[illegible]	
Cuentas por Cobrar	[illegible]		1,7	
Otras	4,[illegible]			
DEPRECIACIONES		[illegible],2		[illegible],7
AMORTIZACIONES		[illegible],7		[illegible]
RESULTADO OPERACIONAL NETO		[illegible]		[illegible]
INGRESOS NO OPERACIONALES		[illegible]		146,3
Ingresos No Operacionales	422,8		146,3	
GASTOS NO OPERACIONALES		71,6		[illegible]
Gastos No Operacionales	71,6		[illegible]	
RESULTADO NETO NO OPERACIONAL		[illegible],2		76,4
UTILIDAD (PERDIDA) ANTES DE IMPUESTO A LA RENTA		[illegible],2		[illegible]
IMPUESTO A LA RENTA Y COMPLEMENTARIOS		1.541,7		[illegible],7
UTILIDAD (PERDIDA) DEL EJERCICIO		[illegible]		7.[illegible]

ESTADO DE INGRESOS, COSTOS Y GASTOS DE LOS FIDEICOMISOS

DEL 01-01 AL 30-06 DE 2007

	FIDEICOMISO DE INVERSION (Sin F.C.O)	FONDO COMUN ORDINARIO	FIDEICOMISO INMOBILIARIO	FIDEICOMISO DE ADMON.	OTROS FIDEICOMISOS
INGRESOS OPERACIONALES	7.291,6	[illegible]	[illegible],4	[illegible]	11.467,1
GASTOS Y COSTOS OPERACIONALES	3.[illegible],2	[illegible]	[illegible],2	[illegible],2	14.025,0
UTILIDAD (PERDIDA) OPERACIONAL	4.[illegible],4		[illegible],2	18.166,4	([illegible])
INGRESOS NO OPERACIONALES	28,0			13.[illegible]	3.[illegible]
GASTOS Y COSTOS NO OPERACIONALES	47,[illegible]		[illegible],3	[illegible],3	31,0
RESULTADO NETO NO OPERACIONAL	(19,[illegible])		([illegible])	7.[illegible],2	[illegible]
UTILIDAD (PERDIDA) DEL EJERCICIO	4.[illegible]		[illegible],9	[illegible],7	[illegible]
RENDIMIENTOS ABONADOS	2.431,2	[illegible]			

LUIS EDUARDO ARBELAEZ SARMIENTO
REPRESENTANTE LEGAL

AGUSTIN MARTINEZ PEREZ
CONTADOR
T.P. No. 30555 - T

JAIRO JAVIER BASANTE LOPEZ
REVISOR FISCAL DE FIDUCIARIA DE OCCIDENTE S.A.
T.P. 58360 - T
MIEMBRO KPMG LTDA
(Véase mi dictamen del 30 de julio de 2007)

NOTA: Los estados financieros, las notas a los estados financieros y el dictamen del Revisor Fiscal, se depositarán en la Cámara de Comercio de Bogotá en donde pueden ser consultados por el público en general.

Mundo

Envíenos sus opiniones y sugerencias a elmundo@elpais.com.co


Septiembre
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EMERGENCIA. El Gobierno nicaragüense necesita US$30 millones para la reconstrucción, tras el ciclón

Félix dejó un rastro de muerte y destrucción

Al menos 64 personas murieron en Nicaragua como consecuencia del paso del sexto huracán de la temporada ciclónica.

Resumen de agencias

Managua. Los restos de por lo menos 24 pescadores fueron hallados flotando en la costa Misquito de Honduras, con lo que el saldo de muertes por el huracán Félix asciende a 64, informó un funcionario de

El dato clave

■ El Comando Sur de las Fuerzas Armadas estadounidenses envió un buque anfibio a Nicaragua para ayudar a coordinar los esfuerzos de socorro. Venezuela



Reseña

PARAGUAY

Lino Oviedo quedó en libertad

Un tribunal militar en Paraguay ordenó ayer la libertad condicional del líder opositor Lino Oviedo, tras cumplir la mitad de la pena que recibió por una intentona golpista.
Oviedo, de 63 años, abandonó la cárcel militar de Viñas Cué, a las afueras de Asunción, en el automóvil de uno de sus abogados, en medio de cientos de seguidores que se congregaron en el lugar para apoyarlo con gritos y pancartas.. Acompañado por decenas de vehículos, el ex jefe del Ejército se trasladó a su residencia. Oviedo aseguró ayer que recorrerá el país para agradecer el apoyo de los paraguayos.

ESTADOS UNIDOS

El iPhone baja de precio

El presidente de Apple, Steve Jobs, prometió ayer a los primeros compradores del iPhone un bono de US$100, en respuesta al aluvión de quejas que ha recibido tras la fuerte rebaja en el precio anunciada para este aparato. En una carta abierta, publicada en la página web de la empresa, el presidente de Apple señaló que ha recibido "cientos" de correos de clientes del iPhone disgustados por la decisión de la compañía de rebajar el precio en US$200. Jobs defiende como

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mil créditos hipotecarios están demandados hoy en Colombia por mora, según datos de Anupac. Debido a la imposibilidad de pago por parte de las familias, se calcula que en los primeros siete meses del año, los bancos han recibido 358 inmuebles en dación de pago, por valor de $15.764 millones.

to a popularizar de tal manera que entre julio del 2006 y marzo del 2007, el número de plásticos en poder de las personas saltó de 2,7 millones a 3,4 millones. Lo anterior significó que otros 680.000 colombianos se hicieran a una tarjeta para atender sus compras a plazos.

Según un estudio de la Asociación Bancaria, a pesar de que las tasas de interés para ese tipo de préstamos han subido en alrededor de cuatro puntos porcentuales en lo corrido del 2007, las tarjetas siguen siendo atractivas para los bolsillos de muchas familias.

UNA FACILIDAD. La adquisición de una tarjeta de crédito es considerada como uno de los avances de la bancarización, la cual apenas cubre apenas a un 30% de la población total del país. Es decir, que unas 13 millones de personas cuenta con un producto del sistema financiero doméstico. Sin embargo, todavía menos del 8%de la población cuenta con tarjeta de crédito.

Al respecto, la presidenta de la Asobancaria, María Mercedes Cuéllar, señaló que la gente está accediendo a la bancarización a través de las tarjetas de crédito, antes de hacerlo por las vías convencionales.

Anotó que esta es una alternativa ágil que exige pocos trámites y le permite a los usuarios atender varios frentes como gastos personales y efectuar hasta inyecciones de capital en sus negocios.

A tal punto ha llegado el predominio del dinero plástico, que la Asociación Nacional de Agencias de Viajes, Anato, reveló que el 47% de los viajeros prefirió pagar sus viajes con tarjeta de crédito en la temporada de mitad de año, seguida del dinero efectivo (35%), el cheque (8%) y la tarjeta débito (4%).

Tal es ahora el uso del dinero plástico, que la cartera bruta de consumo supera hoy los $30 billones, mientras la vencida o que está en mora saltó a $1,19 billones a junio pasado.

En otras palabras, los colombianos se están endeudando más, pero a punta de plástico.



20
10
0
17,8
19
21,8
22
Ene.
Mar.
Jul.
Sep.
Nov.
2006
Ene.
Feb.
Mar.
Abr.
Jun.
2007

Fuente: Superfinanciera — Gráfico | El País

en igual mes del 2007.

Bancolombia registró las utilidades más altas con $426.437 millones, seguido de Banco de Bogotá con $271.569 millones y Granbanco-Bancafé con $206.265 millones.

Entre las entidades financieras de capital extranjero, el Bbva obtuvo las mayores ganancias

el sistema financiero (incluidos bancos, aseguradoras, fondos de pensiones, comisionistas de bolsa y sociedades fiduciarias) se ubicaron al terminar julio en $2,88 billones. La anterior suma fue superior en $387.744 millones a las ganancias alcanzados en igual periodo del año pasado.

Para recordar

- De acuerdo con la Asobancaria, 225.282 vallecaucanos contaban a octubre del año pasado con una tarjeta de crédito y 1,4 millones con una cuenta de ahorros y unos 150.000 con una cuenta corriente.

Lista de cifras

- **23,59%** efectivo anual fue el promedio de las tasas de interés para créditos de consumo en la cuarta semana de julio pasado.
- **5,5%** fue la partipación de las tarjetas de crédito entre los productos financieros aceptados en el Valle.
- **$26,04 billones** sumó la cartera de consumo a diciembre del 2006.



reseña económica

ESTÍMULOS

Habrá apoyo a la segunda casa

Si usted es rentista o pensionado, nacional o extranjero, vaya preparándose, porque el Gobierno pondrá a consideración del Congreso un proyecto de ley que busca conceder diversos alivios fiscales para el desarrollo del mercado de la segunda vivienda. Así lo anunció anoche en Medellín el ministro de Hacienda, Óscar Iván Zuluaga, durante su intervención en el congreso anual de Analdex.

Ese tipo de vivienda, a partir de $150 millones, tendría descuentos tributarios.

CAPITALES. Mincomercio estima que la inversión extranjera directa continuará creciendo gracias a la seguridad democrática

El Gobierno tiene en la mira US$8.000 millones

Colprensa

Colombia espera que le lleguen recursos frescos de inversión extranjera por US$8.000 millones al cierre del 2007 por cuenta del crecimiento económico y las políticas de seguridad democrática.

Según el ministro encargado de Comercio, Industria y Turismo, Sergio Díazgranados, el año anterior ingresaron al país US$6.800 millones en inversión extranjera directa (IED) y las cuentas que se hacen para el presente ejercicio es que entrarán recursos adicionales por unos US$1.200 millones.

Buena parte de estos capitales se están dirigiendo a actividades de corte tradicional, como la extracción de recursos naturales (petróleo y carbón), fusiones o adquisiciones de algunas compañías, que poco valor agregado le generan a la economía doméstica.

La meta del Gobierno es propiciar un ambiente interno lo suficientemente halagador para los capitalistas, de manera que inviertan, anualmente, unos US$12.500 millones hacia el año 2010, anotó el funcionario.

Diazgranados, que ocupa el Viceministerio de Desarrollo Empresarial, anunció que el 28 de noviembre de 2007 se darán a conocer los resultados del estudio Doing Business, que viene realizando el Banco Mundial para establecer el nivel de competitividad colombiana frente a los ojos de los inversionistas internacionales.

Inversión extranjera directa en Colombia
En millones de dólares



12.000
10.000
8.000
6.000
4.000
2.000
0
1.508
2.395
2.525
2.139
1.758
3.117
10.378
6.295
8.000*
1999
2000
2001
2002
2003
2004
2005
2006
2007

Fuente: Banco de la República - Proexport — *Proyectado — Gráfico | El País

La novedad es que en esta ocasión el estudio dejará al desnudo la competitividad de 13 ciudades colombianas, entre las cuales se destacan Medellín, Bogotá, Cali, Bucaramanga, Barranquilla, Cartagena, Santa Marta, Popayán, Manizales, Pereira, Armenia.

Colombia entre 110 países objeto de la medición, ocupó el año pasado el puesto 50, muy lejos de países como Chile, considerada hoy la nación más competitiva de América Latina debido a su modelo económico exportador.

Se espera que en esta ocasión Colombia haya mejorado en ese ranking internacional.

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